UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

Current Report

Pursuant to Section 13 or 15(d) of the

Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): February 22, 2017

Level 3 Communications, Inc.

(Exact Name of Registrant as Specified in Charter)

Delaware	001-35134	47-0210602
(State or Other Jurisdiction of Incorporation)	(Commission File Number)	(I.R.S. Employer Identification No.)

1025 Eldorado Blvd.

Broomfield, Colorado 80021

(Address of Principal Executive Offices and Zip Code)

Registrant’s telephone number, including area code: (720) 888-1000

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒          Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐            Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐            Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐            Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 1.01. Entry into a Material Definitive Agreement

On February 22, 2017, Level 3 Financing, Inc. (“Level 3 Financing”), a Delaware corporation and a wholly owned subsidiary of Level 3 Communications, Inc. (the “Company” or “Level 3”), entered into a twelfth amendment agreement (the “Twelfth Amendment Agreement”) to the Existing Credit Agreement (as defined below) to incur $4,610,500,000 in aggregate borrowings under the Existing Credit Agreement through a new Tranche B 2024 Term Loan (the “Tranche B 2024 Term Loan”). The net proceeds of the Tranche B 2024 Term Loan were used to pre-pay Level 3 Financing’s $815,000,000 Tranche B-III 2019 Term Loan, $1,795,500,000 Tranche B 2020 Term Loan and $2,000,000,000 Tranche B-II 2022 Term Loan under the Existing Credit Agreement (as defined below).  As a result of the incurrence of the Tranche B 2024 Term Loan and the pre-payment of the Tranche B-III 2019 Term Loan, Tranche B 2020 Term Loan and Tranche B-II 2022 Term Loan, the total aggregate principal amount of the loans under the Restated Credit Agreement (as defined below) remains $4,610,500,000.  The Tranche B 2024 Term Loan matures on February 22, 2024.  The Tranche B 2024 Term Loan was priced to lenders at par, with the payment to the lenders of an upfront 25 basis point fee at closing.

The Tranche B 2024 Term Loan has an interest rate, in the case of any ABR Borrowing (as defined in the Restated Credit Agreement, as defined below), equal to (a) the greater of (i) the Prime Rate (as defined in the Restated Credit Agreement) in effect on such day, (ii) the Federal Funds Effective Rate (as defined in the Restated Credit Agreement) in effect on such day plus ½ of 1% and (iii) the sum of (A) the LIBO Rate (as defined in the Restated Credit Agreement) for a one month interest period on such day (which LIBO Rate will in no event be less than 0%) plus (B) 1.0%, plus (b) 1.25% per annum.  In the case of any Eurodollar Borrowing (as defined in the Restated Credit Agreement), the Tranche B 2024 Term Loan bears interest at the LIBO Rate for the interest period for such borrowing (which LIBO Rate will in no event be less than 0%) plus 2.25% per annum.

In connection with the Twelfth Amendment Agreement, Level 3 Financing agreed that certain prepayments or “repricings” of the Tranche B 2024 Term Loan from the closing date of the Twelfth Amendment Agreement until the date that is the later of (a) August 22, 2017 and (b) the date that is the earlier of (i) the six-month anniversary of the closing of the previously disclosed proposed acquisition of the Company by CenturyLink, Inc., a Louisiana corporation (“CenturyLink”), pursuant to that certain Agreement and Plan of Merger, dated as of October 31, 2016 (the “CenturyLink Merger Agreement”), by and among, inter alia, the Company and CenturyLink and (ii) the termination of the CenturyLink Merger Agreement in accordance with its terms, will, in each case, be subject to a 1.00% premium.

The Company, as guarantor, Level 3 Financing, as borrower, Merrill Lynch Capital Corporation, as Administrative Agent and Collateral Agent, and certain other agents and certain lenders are party to that certain Credit Agreement, dated as of March 13, 2007, as amended and restated by that certain Tenth Amendment Agreement, dated as of May 8, 2015, and as further amended by the Eleventh Amendment Agreement, dated as of November 22, 2016 (the “Existing Credit Agreement”). The Existing Credit Agreement as further amended and restated by the Twelfth Amendment Agreement is referred to as the “Restated Credit Agreement.”

Level 3 Financing’s obligations under the Tranche B 2024 Term Loan are, subject to certain exceptions, secured by certain of the assets of (i) the Company and (ii) certain of the Company’s material domestic subsidiaries which are engaged in the telecommunications business and which were able to grant a lien on their assets without regulatory approval.  The Company and certain of its subsidiaries have also guaranteed the obligations of Level 3 Financing under the Tranche B 2024 Term Loan. Upon obtaining regulatory approvals, Level 3 Communications, LLC, an indirect, wholly owned subsidiary of the Company (“Level 3 LLC”), and its material domestic subsidiaries will guarantee and, subject to certain exceptions, pledge certain of their assets to secure the obligations under the Tranche B 2024 Term Loan.

The Twelfth Amendment Agreement effected certain amendments to the Restated Credit Agreement to, among other things, increase “basket” capacity under the restrictive covenants set forth therein and increase certain dollar thresholds in respect of potential liabilities prior to the occurrence of an event of default.  The terms of the Restated Credit Agreement are otherwise substantially the same as those in the Existing Credit Agreement.

The foregoing description of the Twelfth Amendment Agreement does not purport to be complete and is qualified in its entirety by reference to the Twelfth Amendment Agreement and the accompanying Restated Credit Agreement, a copy of which is attached as Exhibit 10.1 to this Current Report on Form 8-K and is incorporated herein by reference.

In addition to the Twelfth Amendment Agreement, in connection with the incurrence of the Tranche B 2024 Term Loan and the lending of the proceeds thereof by Level 3 Financing to Level 3 LLC, Level 3 Financing and Level 3 LLC entered into an Amended and Restated Loan Proceeds Note with an initial principal amount of $9,221,000,000, a copy of which is attached as Exhibit 10.2 to this Current Report on Form 8-K and is incorporated herein by reference.  In connection with the pre-payment of the Tranche B-III 2019 Term Loan, Tranche B 2020 and Tranche B-II 2022 Term Loan and the corresponding partial pre-payment by Level 3 LLC of the Exhibit 10.2 loan proceeds note, Level 3 Financing and Level 3 LLC entered into a subsequent Amended and Restated Loan Proceeds Note with an initial principal amount of $4,610,500,000, a copy of which is attached as Exhibit 10.3 to this Current Report on Form 8-K and is incorporated herein by reference.

In accordance with the CenturyLink Merger Agreement, CenturyLink consented to the Twelfth Amendment Agreement and the transactions contemplated thereby.

Forward Looking Statements

Except for the historical and factual information contained herein, the matters set forth in this communication, including statements regarding the expected timing and benefits of the proposed transaction, such as efficiencies, cost savings, enhanced revenues, growth potential, market profile and financial strength, and the competitive ability and position of the combined company, and other statements identified by words such as “will,” “estimates,” “anticipates,” “believes,” “expects,” “projects,” “plans,” “intends,” “may,” “should,” “could,” “seeks” and similar expressions, are forward-looking statements within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995.  These forward-looking statements are subject to a number of risks, uncertainties and assumptions, many of which are beyond our control.  These forward-looking statements, and the assumptions upon which they are based, (i) are not guarantees of future results, (ii) are inherently speculative and (iii) are subject to a number of risks and uncertainties. Actual events and results may differ materially from those anticipated, estimated, projected or implied in those statements if one or more of these risks or uncertainties materialize, or if underlying assumptions prove incorrect. Factors that could affect actual results include but are not limited to:  the ability of the parties to timely and successfully receive the required approvals for the combination from regulatory agencies free of conditions materially adverse to the parties and from their respective shareholders; the possibility that the anticipated benefits from the proposed transaction cannot be fully realized or may take longer to realize than expected; the possibility that costs, difficulties or disruptions related to the integration of Level 3’s operations with those of CenturyLink will be greater than expected; the ability of the combined company to retain and hire key personnel; the effects of competition from a wide variety of competitive providers, including lower demand for CenturyLink’s legacy offerings; the effects of new, emerging or competing technologies, including those that could make the combined company’s products less desirable or obsolete; the effects of ongoing changes in the regulation of the communications industry, including the outcome of regulatory or judicial proceedings relating to intercarrier compensation, interconnection obligations, access charges, universal service, broadband deployment, data protection and net neutrality; adverse changes in CenturyLink’s or the combined company’s access to credit markets on favorable terms, whether caused by changes in its financial position, lower debt credit ratings, unstable markets or otherwise; the combined company’s ability to effectively adjust to changes in the communications industry, and changes in the composition of its markets and product mix; possible changes in the demand for, or pricing of, the combined company’s products and services, including the combined company’s ability to effectively respond to increased demand for high-speed broadband service; changes in the operating plans, capital allocation plans or corporate strategies of the combined company, whether based on changes in market conditions, changes in the cash flows or financial position of the combined company, or otherwise; the combined company’s ability to successfully maintain the quality and profitability of its existing product and service offerings and to introduce new offerings on a timely and cost-effective basis; the adverse impact on the combined company’s business and network from possible equipment failures, service outages, security breaches or similar events impacting its network; the combined company’s ability to maintain favorable relations with key business partners, suppliers, vendors, landlords and financial institutions; the ability of the combined company to utilize net operating losses in amounts projected; changes in the future cash requirements of the combined company; and other risk factors and cautionary statements as detailed from time to time in each of CenturyLink’s and Level 3’s reports filed with the U.S. Securities and Exchange Commission (the “SEC”). Due to these risks and uncertainties, there can be no assurance that the proposed combination or any other transaction described above will in fact be completed in the manner described or at all.  You should be aware that new factors may emerge from time to time and it is not possible for us to identify all such factors nor can we predict the impact of each such factor on the proposed combination or the combined company.  You should not place undue reliance on these forward-looking statements, which speak only as of the date of this communication.  Unless legally required, CenturyLink and Level 3 undertake no obligation and each expressly disclaim any such obligation, to update publicly any forward-looking statements, whether as a result of new information, future events, changed events or otherwise.

Additional Information

In connection with the proposed combination, CenturyLink filed a registration statement on Form S-4 with the SEC (Registration Statement No. 333-215121) which was declared effective by the SEC on February 13, 2017.  CenturyLink and Level 3 have filed a joint proxy statement/prospectus and will file other relevant documents concerning the proposed transaction with the SEC. CenturyLink and Level 3 began mailing the definitive joint proxy statement/prospectus to their respective security holders on or about February 13, 2017. The definitive joint proxy statement/prospectus, dated as of February 13, 2017, contains important information about CenturyLink, Level 3, the proposed combination and related matters.  INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE DEFINITIVE JOINT PROXY STATEMENT/PROSPECTUS AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC IN CONNECTION WITH THE PROPOSED COMBINATION OR INCORPORATED BY REFERENCE IN THE DEFINITIVE JOINT PROXY STATEMENT/PROSPECTUS CAREFULLY BECAUSE THEY CONTAIN IMPORTANT INFORMATION. Investors and security holders may obtain the definitive joint proxy statement/prospectus and the filings that are incorporated by reference in the definitive joint proxy statement/prospectus, as well as other filings containing information about CenturyLink and Level 3, free of charge, at the website maintained by the SEC at www.sec.gov.  Investors and security holders may also obtain these documents free of charge by directing a request to CenturyLink, 100 CenturyLink Drive, Monroe, Louisiana 71203, Attention: Corporate Secretary, or to Level 3, 1025 Eldorado Boulevard, Broomfield, Colorado 80021, Attention: Investor Relations.

Participants in the Solicitation

CenturyLink, Level 3, their respective directors and executive officers and other persons may be deemed to be participants in the solicitation of proxies from CenturyLink and Level 3 security holders in respect of the proposed transaction. Information regarding the interests of persons who may, under the rules of the SEC, be deemed participants in the solicitation of CenturyLink and Level 3 stockholders in connection with the proposed transaction is set forth in the definitive joint proxy statement/prospectus, which was filed with the SEC on February 13, 2017. More detailed information regarding CenturyLink’s directors and executive officers is available in its proxy statement filed with the SEC by CenturyLink on April 5, 2016, and information regarding Level 3’s directors and executive officers is available in its proxy statement filed with the SEC by Level 3 on April 7, 2016.  These documents can be obtained free of charge from the sources indicated above.  This communication is not intended to and does not constitute an offer to sell or the solicitation of an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction.  No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

Item 2.03.  Creation of a Direct Financial Obligation or an Obligation Under an Off-Balance Sheet Arrangement of the Registrant

The information contained in Item 1.01 of this Current Report on Form 8-K is incorporated herein by reference.

Item 9.01. Financial Statements and Exhibits

(d) List of Exhibits

10.1

Twelfth Amendment Agreement to the Amended and Restated Credit Agreement, dated as of February 22, 2017, among Level 3 Communications, Inc., Level 3 Financing, Inc. the Lenders party thereto and Merrill Lynch Capital Corporation.

10.2	Amended and Restated Loan Proceeds Note, dated as of February 22, 2017, issued by Level 3 Communications, LLC to Level 3 Financing, Inc.

10.3	Amended and Restated Loan Proceeds Note, dated as of February 22, 2017, issued by Level 3 Communications, LLC to Level 3 Financing, Inc.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Date: February 27, 2017	LEVEL 3 COMMUNICATIONS, INC.

	By:	/s/ Neil J. Eckstein
Name: Neil J. Eckstein Title: Senior Vice President

EXHIBIT INDEX

EXHIBIT NO.	DESCRIPTION

10.1

Twelfth Amendment Agreement to the Amended and Restated Credit Agreement, dated as of February 22, 2017, among Level 3 Communications, Inc., Level 3 Financing, Inc. the Lenders party thereto and Merrill Lynch Capital Corporation.

10.2	Amended and Restated Loan Proceeds Note, dated as of February 22, 2017, issued by Level 3 Communications, LLC to Level 3 Financing, Inc.

10.3	Amended and Restated Loan Proceeds Note, dated as of February 22, 2017, issued by Level 3 Communications, LLC to Level 3 Financing, Inc.